

Ivan Brisot
Finance Manager
Greater Sydney Area · **Contact info**
257 connections

 University of Western Sydney

Experience


FINANCE SERVICES MANAGER
RSL Australia (NSW)
Nov 2010 – Jan 2015 · 4 yrs 3 mos
Sydney, Australia


FINANCIAL ANALYSIS & REPORTING MANAGER
Australian War Memorial
2009 · less than a year
Canberra, ACT


FINANCIAL ACCOUNTANT / COMPLIANCE MANAGER
HMC Credit Union
2005 – 2009 · 4 yrs
Sydney, Australia


FINANCIAL CONTROLLER
Pacific Data Solutions
2006 – 2007 · 1 yr
Port Vila, Vanuatu


FINANCE & OPERATIONS MANAGER
Car Clinic
2003 – 2004 · 1 yr
Sydney, Australia

Show 1 more experience ⌄

Education


University of Western Sydney
Bachelor of Business, Accounting


University of Western Sydney
Bachelor of Business

Volunteer experience


Chairman of Trustees and Treasurer
HORNSBY RSL SUB BRANCH
Feb 2013 – Present · 9 yrs

Social Services

Hornsby RSL Sub Branch which commenced in 1919, is a membership based organisation which provides for the well-being, care, support and commemoration of serving and ex-serving Defence Force Personnel and their dependents.